Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have previously issued our report dated March 30, 2023, with respect to the financial statements of Safe & Green Holdings Corp. (the “Company”) as of and for the year ended December 31, 2022, which was included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023 (which contains an explanatory paragraphs relating to the Company’s ability to continue as a going concern as described in Note 3). We consent to the inclusion of this report related to the Company’s financial statements as of and for the year ended December 31, 2022, in the Company’s Annual Report on Form 10-K to be filed with the SEC on May 7, 2024 and to the incorporation by reference in the Company's Registration Statement on Form S-3 (No. 333-273381).

/s /Whitley Penn LLP

Plano, Texas

May 7, 2024